SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Amendment No. 1

Filed by the Registrant  ☐                             Filed by a party other than the Registrant  ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to § 240.14a-12

SPARK NETWORKS, INC.

(Name of Registrant as Specified In Its Charter)

JOHN H. LEWIS

OSMIUM PARTNERS, LLC

OSMIUM CAPITAL, LP

OSMIUM CAPITAL II, LP

OSMIUM SPARTAN, LP

OSMIUM DIAMOND, LP

STEPHEN J. DAVIS

MICHAEL J. MCCONNELL

WALTER L. TUREK

402 FUND, LP

SCA PARTNERS, LP

402 CAPITAL, LLC

IAN V. JACOBS

(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

	1)	Title of each class of securities to which transaction applies:
	2)	Aggregate number of securities to which transaction applies:
	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
	4)	Proposed maximum aggregate value of transaction:
	5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1)	Amount Previously Paid:
	2)	Form, Schedule or Registration Statement No.:
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	4)	Date Filed:

SPARK NETWORKS, INC.

ANNUAL MEETING OF STOCKHOLDERS

SUPPLEMENT NO. 1 TO PROXY STATEMENT

OF

OSMIUM PARTNERS, LLC

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

This supplement to the Proxy Statement and the enclosed GOLD proxy card (the “Proxy Card” or “Proxy”) are being furnished by (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”); (4) Osmium Diamond, LP (“Fund IV”, and collectively with Fund I, Fund II, and Fund III, the “Funds”); (5) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); (6) John H. Lewis, a United States citizen (Mr. Lewis, Osmium Partners and the Funds, collectively, “Osmium” or the “Osmium Parties”); (7) Stephen J. Davis, a United States citizen; (8) Michael J. McConnell, a United States citizen; (9) Walter L. Turek, a United States citizen (Mr. Turek with Messrs. Davis, Lewis and McConnell, collectively, the “Stockholder Nominees”); (10) 402 Fund, LP, a Delaware limited partnership (“402 Fund”); (11) SCA Partners, LP, a Delaware limited partnership (“SCA Partners”), (12) 402 Capital, LLC, a Delaware limited liability company (“402 Capital”); and (13) Ian V. Jacobs, a United States citizen (Mr. Jacobs, 402 Fund, SCA Partners and 402 Capital, collectively, the “402 Parties,” and with the Osmium Parties and the Stockholder Nominees, the “Participants,” “we,” or “us”) in connection with the solicitation of proxies (the “Proxy Solicitation”) from the stockholders of Spark Networks, Inc. (“Spark” or the “Company”).

The Participants ask for your support at the Company’s upcoming 2014 Annual Meeting of Stockholders to be held at 11355 W. Olympic Blvd., Los Angeles, California 90064 on June 18, 2014 at 9:00 a.m. Pacific Daylight Time (including any adjournment or postponement thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). This supplement should be read in conjunction with the Osmium Parties’ Proxy Statement dated May 1, 2014 (the “Proxy Statement”) previously delivered to stockholders. This supplement and the enclosed GOLD proxy card were first mailed on or about May 28, 2014 to stockholders of record as of April 28, 2014, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The date of this supplement is May 28, 2014.

We are nominating four highly qualified individuals for election and submitting two corporate governance-related proposals at the Annual Meeting. In our view, and as further discussed in the Proxy Statement, a majority of the current Board of Directors (the “Board”) has overseen years of failure: failure of management to lead effectively, failure in operational results, failure to realize the potential of the Company’s many assets, failure to provide stockholders with necessary key metrics, and failure to work constructively with stockholders. Instead of addressing these failures, the Board has rewarded the current Chief Executive Officer, Mr. Gregory Liberman, with a contract extension. Eight years is enough time for Mr. Liberman first as President and now as CEO to demonstrate his core competencies. It is time for change. We urge stockholders to put new leadership on the Board.

Specifically, we are seeking your support with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

1.	To elect the Osmium Parties’ four independent director nominees, Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter L. Turek, to serve as directors on the Board until the 2015 annual meeting of stockholders and until their respective successors are duly elected;

2.	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2014;

3.	To consider and act upon a stockholder proposal regarding poison pills, if properly presented at the Annual Meeting;

4.	To approve a stockholder proposal to amend the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, if properly presented at the Annual Meeting;

5.	To approve a stockholder proposal to amend the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for director under the Company’s Amended and Restated Bylaws, if properly presented at the Annual Meeting; and

6.	To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

We are seeking to change a majority of the Board. Through the Proxy Statement, as supplemented, and enclosed GOLD Proxy Card, we are soliciting proxies to elect the Stockholder Nominees. The Board is currently composed of six authorized directors, all of whom are up for election at the Annual Meeting. At the time of our stockholder nominations, which were submitted just prior to the Company’s deadline in its Amended and Restated Bylaws, the size of the Board was four directors, and we nominated four nominees – the maximum number that we could nominate for the Annual Meeting. Subsequent to the stockholder nomination submission deadline, the Board expanded its size to six directors. Because we are nominating a majority of the present size of the Board, we cannot permit stockholders to vote for any of the Company’s nominees on our GOLD Proxy Card. If the Board size remains at six directors, at a minimum, the two Company directors receiving the highest votes, will be elected. We reserve the right to make additional nominations to complete the slate. The names, backgrounds and qualifications and other information for the Company’s nominees can be found in the Company’s proxy statement for the Annual Meeting (the “Company Statement”). There is no assurance that any of the Company’s nominees will serve as directors if any or all of the Stockholder Nominees are elected.

Further, in advance of the Annual Meeting, we submitted stockholder proposals to the Company relating to improved corporate governance for consideration by the Company’s stockholders at the Annual Meeting; the Company has included two of these proposals as Proposal 4 and Proposal 5. We believe it is crucial to improve the Company’s corporate governance and responsiveness to stockholder concerns.

Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company Statement, as filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2014, as of the Record Date, the Company had 23,827,938 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding and expected to be entitled to vote at the Annual Meeting. Only holders of record of shares of Common Stock (“Shares”) as of the close of business on the Record Date will be entitled to vote on the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to vote even if you sell your Shares after the Record Date.

As of the date hereof, the Osmium Parties and the 402 Parties, together with the other Participants in this Proxy Solicitation, collectively beneficially owned 6,667,013 Shares, which represents approximately 28.0% of the outstanding Common Stock (based upon the 23,827,938 Shares outstanding as of the Record Date, as reported in the Company Statement). The Participants intend to vote such Shares FOR the election of the Stockholder Nominees, FOR the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014, AGAINST the stockholder proposal regarding poison pills, FOR the amendment to the Company’s Amended and Restated Bylaws (the “Bylaws”) to permit stockholders to call special meetings of stockholders, and FOR the amendment to the Company’s Bylaws to allow beneficial stockholders to submit proposals and nominations for directors.

SUPPLEMENTAL INFORMATION REGARDING

ADDITIONAL PARTICIPANTS IN THIS SOLICITATION

This supplement is being filed to reflect that, on May 22, 2014, the Osmium Parties and the 402 Parties entered into a Solicitation Agreement. This Solicitation Agreement contains, among other things, certain voting and other arrangements relating to the Annual Meeting. As a result, the 402 Parties and the Osmium Parties (collectively, the “Group”) may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to the terms of the Solicitation Agreement, the members of the Group agreed, among other things, to solicit proxies and to vote all of their respective Shares in favor of the election of the Osmium Parties’ four (4) Stockholder Nominees and the approval of certain business proposals, namely Proposals 4 and 5, submitted by the Osmium Parties at the Annual Meeting. The Group further agreed to take all reasonable action necessary to avoid an election contest with the Company at the Annual Meeting and instead seek to enter into a settlement agreement with the Company to result in a reconstituted Board of seven (7) directors in total, consisting of three (3) incumbent directors, three (3) designees of the Osmium Parties, and one (1) designee of the 402 Parties and containing such other or additional terms and conditions as the Group may agree upon. The Solicitation Agreement further provides that if the Group is not able to reach such a settlement with the Company and all of the Stockholder Nominees are elected at the Annual Meeting, the Osmium Parties have agreed to request the Stockholder Nominees to cause the Board to increase its size from six (6) to seven (7) members immediately following the Annual Meeting, and to fill the vacancy created by such increase with a designee of the 402 Parties. Additionally, in the Solicitation Agreement, the Osmium Parties and the 402 Parties agreed (i) to file, separately or jointly, Schedules 13D and amendments thereto with respect to Company securities as required by law; (ii) to amend the Proxy Statement in order to include each of the 402 Parties as a “participant” in the solicitation; (iii) on procedures for notifying each other’s counsel of transactions in securities of the Company; (iv) on procedures for approving filings with the SEC, press releases and stockholder communications proposed to be made or issued by the parties; and (v) that each of the 402 Parties and Osmium Parties would bear its own expenses, provided that the Osmium Parties continued to bear the costs of the solicitation.

The Osmium Parties and 402 Parties each filed a copy of the Solicitation Agreement with the SEC on May 23, 2014, as Exhibit 99.1 to the Osmium Parties’ Amendment No. 9 to Schedule 13D, and as Exhibit 99.1 to the 402 Parties’ Schedule 13D.

The principal business address of each of the 402 Parties is 5015 Underwood Avenue, Omaha, Nebraska 68132.

Mr. Jacobs serves as the managing member of 402 Capital, which serves as the investment manager of 402 Fund and SCA Partners. The principal business of 402 Fund and SCA Partners is investing in securities, and the principal business of 402 Capital is serving as investment manager of 402 Fund and SCA Partners. Mr. Jacobs’ principal business occupation is serving as the managing member of 402 Capital.

Mr. Jacobs, age 37, founded 402 Capital in March 2009. From 2003 until 2009, Mr. Jacobs was employed by Berkshire Hathaway in Omaha, NE. He received his Masters of Business Administration from Columbia University in 2003. Prior to receiving his MBA, Mr. Jacobs was an associate with Goldman Sachs. He completed the CFA program in 2001 and received his BA in Economics from Yeshiva University in 1997. Mr. Jacobs has considerable experience in U.S. capital markets, and has focused his investing on businesses with identifiable structural competitive advantages.

As of the date hereof, the 402 Parties collectively beneficially owned 3,026,726 Shares, which represents approximately 12.7% of the outstanding Common Stock entitled to vote at the Annual Meeting (based upon the 23,827,938 Shares outstanding as of the Record Date, as reported in the Company Statement). Such 3,026,726 Shares consist of (i) 1,215,950 Shares owned directly by 402 Fund; (ii) 1,785,776 Shares owned directly by SCA Partners; and (iii) 25,000 Shares owned directly by Mr. Jacobs. By virtue of their relationships with 402 Fund and SCA Partners described herein, 402 Capital and Mr. Jacobs may be deemed to beneficially own the Shares owned directly by 402 Fund and SCA Partners. For information regarding purchases and sales of securities of the Company by the 402 Parties during the past two years, see Schedule 1 hereto.

Except as set forth in this Proxy Statement (including the Schedules and Annexes hereto), (i) during the past ten years, none of the 402 Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the 402 Parties directly or indirectly beneficially owns any securities of the Company; (iii) none of the 402 Parties owns any securities of the Company which are owned of record but not beneficially; (iv) none of the 402 Parties has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any of the 402 Parties is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) none of the 402 Parties is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any of the 402 Parties owns beneficially, directly or indirectly, any securities of the Company; (viii) none of the 402 Parties owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) none of the 402 Parties or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) none of the 402 Parties or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the 402 Parties, who is a party to an arrangement or understanding pursuant to which the Stockholder Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any of the 402 Parties or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to each of the 402 Parties, except as set forth in this Proxy Statement (including the Schedules and Annexes hereto), none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws. Mr. Jacobs has not carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and has not ever served on the Company’s Board. No family relationships exist between Mr. Jacobs and any director or executive officer of the Company.

None of the Participants share beneficial ownership of any Shares beneficially owned by any of the Stockholder Nominees (other than Mr. Lewis), and therefore each Stockholder Nominee disclaims beneficial ownership of any Shares beneficially owned by any Stockholder Nominee and each member of the Osmium Parties and the 402 Parties disclaims beneficial ownership of any Shares of the Stockholder Nominees, other than Mr. Lewis. Despite beneficial ownership of shares of Common Stock and being a limited partner in one or more of Funds I, Fund II and Fund IV, each of the Stockholder Nominees (excluding Mr. Lewis) disclaims any membership in any “group” within the meaning of Section 13(d)(3) of the Exchange Act with any of the Participants. Each of the Osmium Parties disclaims beneficial ownership of the Shares beneficially owned by the 402 Parties. Each of the 402 Parties disclaims beneficial ownership of the Shares beneficially owned by the Osmium Parties.

IMPORTANT

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. THE PARTICIPANTS ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS DESCRIBED HEREIN. SHOULD OTHER MATTERS, WHICH THE PARTICIPANTS ARE NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING THE PERSONS NAMED AS PROXY ON THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. THE OSMIUM PARTIES AND THE 402 PARTIES URGE YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE STOCKHOLDER NOMINEES.

If your Shares are registered in your own name, please sign and date the enclosed GOLD Proxy Card and return it to Okapi Partners LLC (“Okapi Partners”), which is assisting us, in the postage-paid enclosed envelope today.

If your Shares are held in a brokerage firm, bank, custodian or other institution (i.e., held in “street name”), only such firm, custodian or other institution can sign a GOLD Proxy Card with respect to your Shares and only upon receipt of specific voting instructions from you. You are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD Proxy Card or voting instruction form, are being forwarded to you by your broker or bank. Your broker or bank cannot vote your Shares on your behalf without your instructions. Accordingly, you should complete any GOLD voting instruction form you receive from your brokerage firm, bank, custodian or other institution and/or contact the person responsible for your account and give instructions that the GOLD Proxy Card be completed, signed and dated for your Shares. Further, the Participants urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to Osmium Partners, LLC, c/o Okapi Partners, 437 Madison Avenue, 28th Floor, New York, N.Y. 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Depending upon your broker or custodian, you may be able to vote in ways other than by submitting the GOLD proxy card. Please refer to the voting instruction form from your broker or custodian for instructions on how to vote in other ways. You may also vote by signing, dating and returning the enclosed GOLD Proxy Card or voting instruction form.

ONLY THE LATEST DATED PROXY CARD WILL COUNT. WE URGE YOU NOT TO SIGN ANY PROXY CARD THAT MAY BE SENT TO YOU BY THE COMPANY (THE WHITE CARD).

Since only your latest dated proxy card will count, we urge you not to return any white proxy card you receive from the Company. Even if you return management’s white proxy card marked “withhold” as a protest against the Company’s director nominees, it will revoke any proxy card you may have previously sent to us.

If you have already sent in a white proxy card furnished by the Company’s management or the Board, you may revoke that proxy and vote for the Stockholder Nominees by (i) completing, signing, dating and returning the postage-paid enclosed GOLD Proxy Card, (ii) by delivering a written notice of revocation, or (iii) by voting in person at the Annual Meeting.

You can vote for the Stockholder Nominees only on the GOLD Proxy Card, so please make certain that the latest dated Proxy Card you return is the GOLD Proxy Card. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.

If you own Shares through a brokerage firm, bank or other nominee in “street name,” you must instruct your broker how to vote your Shares in order to ensure your Shares are voted. A “broker non-vote” occurs when you fail to provide your broker with voting instructions at least ten days before the Annual Meeting and the broker does not have the discretionary authority to vote your Shares on a particular proposal because the proposal is not a “routine” matter under applicable rules. According to the Company Statement and under the rules and interpretations of the New York Stock Exchange (“NYSE”) which govern such voting by brokers, banks and nominees, once a solicitation is contested, all proposals are no longer “routine.”

Execution and delivery of a proxy by a record holder of Shares will be presumed to be a proxy with respect to all Shares held by such record holder unless the proxy specifies otherwise.

The proxy materials that the Participants are providing stockholders include this Proxy Statement and the accompanying GOLD Proxy Card, which are also available online at www.okapivote.com/osmium.

Stockholders may request additional copies, free of charge, from Okapi Partners at the contact information below. For information on how to access the Company’s filings with the SEC, including the Company’s annual report for the fiscal year ended December 31, 2013, please see “Certain Information Regarding the Company” at page 24 of the Proxy Statement.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GOLD PROXY CARD, NEED ADDITIONAL COPIES OF THE OSMIUM PARTIES’ PROXY MATERIALS, OR OTHERWISE REQUIRE ASSISTANCE, PLEASE CONTACT:

437 Madison Avenue, 28th Floor

New York, N.Y. 10022

(212) 297-0720

Stockholders Call Toll-Free at: (855) 305-0856

This Proxy Statement and GOLD Proxy Card are Available at:

www.okapivote.com/osmium

Please sign, date and return the enclosed GOLD Proxy Card in the enclosed postage-paid envelope today.

The date of this supplement to the Proxy Statement is May 28, 2014. This supplement and the enclosed GOLD Proxy Card are first being sent or given to stockholders on or about May 29, 2014 to holders as of April 28, 2014.

SCHEDULE 1

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE 402 PARTIES DURING THE PAST TWO YEARS

402 Fund

Trade Date	Quantity	Price per Share	Type of Transaction
04-24-2013	42,102	6.5994	Purchase
04-25-2013	3,000	6.6000	Purchase
04-29-2013	300	6.6000	Purchase
05-01-2013	100,000	6.6120	Purchase
10-24-2013	1,225	7.2500	Purchase
10-25-2013	6,424	7.2981	Purchase
10-28-2013	29,751	7.2970	Purchase
10-29-2013	22,002	7.2984	Purchase
10-30-2013	40,598	7.2865	Purchase
10-31-2013	5,516	7.1499	Purchase
10-31-2013	1,998	7.1770	Purchase
11-01-2013	6,107	6.9983	Purchase
11-04-2013	5,198	6.9989	Purchase
11-06-2013	3,461	7.1997	Purchase
11-07-2013	9,718	7.1800	Purchase
11-11-2013	8,124	7.2383	Purchase
11-12-2013	11,876	7.2219	Purchase
11-14-2013	27,581	6.4993	Purchase
11-20-2013	65,200	5.5994	Purchase
11-20-2013	175,000	6.0000	Purchase
11-21-2013	34,800	5.6000	Purchase
11-22-2013	29,694	5.3400	Purchase
11-25-2013	12,259	5.3486	Purchase
12-02-2013	12,531	5.6002	Purchase
12-04-2013	28,371	5.6964	Purchase
12-05-2013	14,564	5.6383	Purchase
12-09-2013	10,000	5.5500	Purchase
12-11-2013	2,950	5.4000	Purchase
05-09-2014	3,000	4.2920	Purchase

SCA Partners

Trade Date	Quantity	Price per Share	Type of Transaction
02-03-2014	517,000	5.7773	Purchase
02-04-2014	4,610	5.8500	Purchase
02-05-2014	227,246	5.7979	Purchase
02-06-2014	204,092	5.8424	Purchase
02-07-2014	66,809	5.7970	Purchase
02-10-2014	57,500	5.8000	Purchase
02-11-2014	117,900	5.7838	Purchase
02-12-2014	72,188	5.6500	Purchase
02-13-2014	1,400	5.6500	Purchase
02-14-2014	89,438	5.6469	Purchase
03-06-2014	205,721	4.5483	Purchase
03-07-2014	50,000	4.6777	Purchase
03-10-2014	3,662	4.8500	Purchase
03-13-2014	42,649	4.8918	Purchase
03-18-2014	5,300	4.9000	Purchase
03-19-2014	69,961	4.9479	Purchase
03-20-2014	37,300	4.9495	Purchase
03-21-2014	13,000	4.9900	Purchase

Please note that no member of the 402 Parties acquired securities of the Company in 2012.

GOLD PROXY CARD

SPARK NETWORKS, INC. 2014 ANNUAL MEETING OF STOCKHOLDERS:

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 18, 2014

THIS PROXY SOLICITATION IS BEING MADE BY OSMIUM CAPITAL I, LP; OSMIUM CAPITAL II, LP; OSMIUM SPARTAN, LP; OSMIUM DIAMOND, LP; OSMIUM PARTNERS, LLC; AND JOHN H. LEWIS (COLLECTIVELY, “OSMIUM PARTIES”), 402 FUND, LP; SCA PARTNERS, LP; 402 CAPITAL, LLC; AND IAN V. JACOBS (COLLECTIVELY, THE “402 PARTIES”) STEPHEN J. DAVIS, MICHAEL J. MCCONNELL, AND WALTER J. TUREK (TOGETHER WITH JOHN H. LEWIS, THE “STOCKHOLDER NOMINEES” AND COLLECTIVELY WITH THE OSMIUM PARTIES AND THE 402 PARTIES, THE “PARTICIPANTS”)

THE BOARD OF DIRECTORS OF SPARK NETWORKS, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoints John H. Lewis and Michael J. McConnell as proxies, and hereby authorizes them to represent and to vote, as designated herein, all of the shares of common stock of Spark Networks, Inc. (the “Company”) that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on June 18, 2014 at 9:00 a.m. Pacific Daylight Time at 11355 West Olympic Boulevard, Los Angeles, CA 90064, and at any adjournment or postponement thereof (the “Annual Meeting”).

The undersigned hereby revoke(s) any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorney and proxy or his substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Osmium Partners a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN AND UNLESS OTHERWISE DIRECTED, WILL BE VOTED “FOR ALL” THE NOMINEES NAMED IN PROPOSAL 1; “FOR” PROPOSAL 2; “AGAINST” PROPOSAL 3; “FOR” PROPOSAL 4; AND “FOR” PROPOSAL 5.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

h  PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.  h

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the

Annual Stockholders Meeting to Be Held on June 18, 2014.

Osmium Partners’ Proxy Statement and this GOLD Proxy Card are available at:

www.okapivote.com/osmium

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. Example: ¢
WE RECOMMEND A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 BELOW.
1	To elect the Osmium Parties’ four independent director nominees, Stephen J. Davis, John H. Lewis, Michael J. McConnell and Walter J. Turek, to serve as directors on the Board until the 2015 annual meeting of stockholders and until their respective successors are duly elected

01)	Stephen J. Davis	02)	John H. Lewis
03)	Michael J. McConnell	04)	Walter L. Turek

FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
☐	☐	☐

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark the box “FOR ALL EXCEPT” and write the nominee’s number on the line provided below.

The Participants intend to use this proxy to vote (i) “FOR ALL” Nominees. There is no assurance than any of the Company’s nominees will serve as a director if any or all of our Nominees are elected to the Board.

WE RECOMMEND A VOTE “FOR” PROPOSALS 2, 4 AND 5 AND A VOTE “AGAINST” PROPOSAL 3 BELOW.

		FOR	AGAINST	ABSTAIN

2	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2014	☐	☐	☐

3	To consider and act upon a stockholder proposal regarding poison pills, if properly presented at the Annual Meeting	☐	☐	☐

4	To consider a stockholder proposal to amend the Company’s Amended and Restated Bylaws to permit stockholders to call special meetings of stockholders, if properly presented at the Annual Meeting	☐	☐	☐

5	To consider a stockholder proposal to amend the Company’s Amended and Restated Bylaws to allow beneficial stockholders to submit proposals and nominations for director under the Company’s Amended and Restated Bylaws, if properly presented at the Annual Meeting	☐	☐	☐

Signature and Title, if applicable	Date	Signature (if held jointly)	Date

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